UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

05038385

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SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walker Rose, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Park Avenue South
(No. and Street)

New York (City) | New York (State) | 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rose (212) 780-0379
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) | Roseland (City) | New Jersey (State) | 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Richard Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walker Rose, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. W. Rose
Signature

President
Title

Jack Guzik 2/28/05
Notary Public

NOTARY PUBLIC • OF FLORIDA
JACK GUZIK
COMMISSION # DD884365
EXPIRES: FEB. 13, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALKER ROSE, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

WALKER ROSE, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Walker Rose, Inc.

We have audited the accompanying statement of financial condition of Walker Rose, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walker Rose, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 14, 2005

WALKER ROSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	26,298
Investment in private investment company, at fair value		518,758
Other assets		5,624
	$	550,680
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accrued expenses	$	4,000
Stockholders' equity		
Common stock, $.01 par value authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		675,990
Accumulated deficit		(129,320)
Total stockholders' equity		546,680
	$	550,680

See accompanying notes to financial statements.

1. Nature of operations

Walker Rose, Inc. (the "Company") is a Florida corporation and a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations primarily consist of the creation, offering and/or selling, on an agency basis, of direct participation programs and other private placement programs.

2. Summary of significant accounting policies

Valuation of Investment in Private Investment Company

Investment in private investment company is valued by the management at fair value utilizing the net asset valuations provided by the underlying private investment company, unless management determines some other valuation is more appropriate. Substantially all of the underlying investments of the private investment company are comprised of cash and cash equivalents and readily marketable securities.

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investment in Private Investment Company

As of December 31, 2004, the Company was invested in a private investment company. This investment has certain restrictions with respect to rights of withdrawal by the Company as specified in the agreement. Generally, the Fund is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time.

The private investment company is part of a master-feeder structure which primarily invests in United States equities and foreign exchange contracts.

4. Net capital requirement

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $22,000 which was approximately $17,000 in excess of its minimum requirement of $5,000.

5. Income taxes

The Company has net operating loss carryforwards of approximately $142,000 for income tax purposes, which begin to expire in 2013. As a result of these net operating losses and an unrealized gain on investment of approximately $18,000, the Company has recorded a deferred tax asset of approximately $42,000, which is offset by a valuation allowance of the same amount. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in the future.

The valuation allowance for the year ended December 31, 2004 increased approximately $2,000.

6. Concentrations of credit risk

The Company may from time to time maintain a cash balance at a financial institution in excess of federally insured limits.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Major customers

The Company had fee revenues from two customers during 2004, of which $5,400 is included in other assets on the statement of financial condition.